UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response:  12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-70752

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cboe Fixed Income Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 STATE STREET, 31ST FLOOR

(No. and Street)

NEW YORK                              NY                              10004

(City)                                (State)                         (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALLEN WILKINSON          (913)205-4512          awilkinson@cboe.com

(Name)                   (Area Code – Telephone Number)     (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

1000 WALNUT ST SUITE 1100   KANSAS CITY      MO        64106

(Address)                    (City)          (State)   (Zip Code)

10/20/2003                                    PCAOB ID#185

(Date of Registration with PCAOB)(if applicable)     (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ALLEN WILKINSON _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cboe Fixed Income Markets, LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
ANGELA SMITH
My Appt. Expires 02-21-26

Signature:

Title:
Vice President, Cboe Fixed Income Markets, LLC

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Cboe Fixed Income Markets, LLC**

Financial Statement

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the year ended December 31, 2023



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

**Report of Independent Registered Public Accounting Firm**

To the Member of
Cboe Fixed Income Markets, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Cboe Fixed Income Markets, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2022.

Kansas City, Missouri
February 22, 2024

### Cboe Fixed Income Markets, LLC
Statement of Financial Condition
December 31, 2023

#### Assets

| | | |
|---|---|---:|
| Cash | $ | 6,489,668 |
| Deposits with clearing counterparty | | 250,000 |
| Equipment, net | | 120,356 |
| Other assets | | 35,569 |
| Total assets | $ | 6,895,593 |

#### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Payable to affiliate | $ | 316,976 |
| Total liabilities | | 316,976 |
| Member's equity: | | |
| Total member's equity | | 6,578,617 |
| Total liabilities and member's equity | $ | 6,895,593 |

See accompanying notes to financial statement.

## (1) Nature of Business

Cboe Fixed Income Markets, LLC (the Company) was formed as a Delaware Limited Liability Company on May 25, 2021. On July 6, 2022, the Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an indirect, wholly-owned subsidiary of Cboe Global Markets, Inc. (the Parent). The primary business activity of the Company is to develop and operate a U.S. Treasury securities trading system for its participants, each of which must be a broker-dealer registered with the SEC pursuant to Section 15 of the Exchange Act. The Company operates under a (k)(2)(ii) exemption from Rule 15c3-3 and clears all customer transactions through an unaffiliated broker-dealer on a fully-disclosed basis. The Company executed its first trade in October 2023.

## (2) Summary of Significant Accounting Policies

### (a) Principles of Accounting
The financial statement is presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

### (b) Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

### (c) Cash
The Company maintains cash at a financial institution that, at times, may be in excess of the federal insurance limits.

### (d) Restricted Cash
The Company maintains a cash balance deposited with the clearing counterparty used for the clearing of customer transactions to satisfy obligations of the Company.

### (e) Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. As the Company is a legal entity that is not subject to tax, there is no allocation of the Parent's current and deferred tax expense in the Company's financial statement.

*(f)* *Equipment, net*

Equipment, net is stated at cost less accumulated depreciation. The equipment consists of network, server, and storage equipment, as well as data centers.

Depreciation is computed using the straight-line method over the estimated lives of the assets.

*(g)* *Other assets*

Other assets consist of prepaid expenses.

## (3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1. SEC Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $5,000. At December 31, 2023, the Company had net capital of $6,422,692, which was $6,401,560 in excess of its required net capital of $21,132. The ratio of aggregate indebtedness to net capital was 0.05 to 1.

## (4) Related Party Transactions

The Company is a party to a Master Intercompany Services & License Agreement (the Agreement) with the Parent. Pursuant to this Agreement, certain affiliates of the Parent provide shared services to the Company such as accounting and payroll. Costs for services provided and other expenses, such as technology costs, professional fees, and facility costs are allocated to the Company from the other affiliates in accordance with the Agreement. The payable to affiliate was $316,976 as of December 31, 2023. The Company settles all activity with the other affiliates through the Parent annually or as needed.

## (5) Commitments and Contingencies

As a SEC registered broker-dealer and member of FINRA, the Company is subject to examinations and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these examinations, inspections, or other legal proceedings will have a material impact on the financial statement; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. The Company may be exposed to counterparty credit risk in the event that the Company's fully disclosed clearing broker, Mirae Asset Securities (USA) Inc. (Mirae), fails to perform any of its contractual obligations to the Company. Mirae clears all U.S. government securities transactions executed on the Company's platform. Mirae, a SEC-registered broker-dealer and a member of DTCC's Fixed Income Clearing Corporation (FICC) Government Securities Division (GSD), acts as the Company's fully disclosed counterparty to both participants (buyer and seller) on any matched orders on the system (resulting in two offsetting trades for Mirae). All participants of the platform are required to be registered broker-dealers and members of FICC's GSD. The Company believes that such potential counterparty credit risk exposure is remote; however, such risk is possible.

## (6) Equipment, net

Equipment consisted of the following as of December 31, 2023:

| | | |
|---|---|---:|
| Equipment | $ | 582,632 |
| Less accumulated depreciation | | (462,276) |
| Equipment, net | $ | 120,356 |

## (7) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023, through February 22, 2024, which is the date the financial statement was available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statement as of and for the year ended December 31, 2023.